October 25, 2006

Via Fax and U.S. Mail

Mr. Michael McCann
Chief Financial Officer, Treasurer and Secretary
PHI, Inc.
2001 S.E. Evangeline Thruway
Lafayette, LA 70508

Re: PHI, Inc.
Amendment No. 1 to registration statement on Form S-4
Submitted October 12, 2006
File No. 333-135674

Dear Mr. McCann:

We have reviewed your response to our comment letter issued on September 20, 2006 and have the following additional comments.

Crowley, Haughey, Hanson, Toole & Dietrich (Montana opinion)

1. You assume the legal capacity and corporate powers of the parties to "the Indenture, the Unregistered Notes, and all other documents by the parties thereto." Please note that you may not assume Sky Leasing's corporate and legal authority. Please revise the first full sentence on the second page of your opinion accordingly.

2. It is not appropriate to assume valid consideration in support of the guarantee by Sky Leasing. Please delete the final sentence in the spillover paragraph at the top of the second page of your opinion.

                        *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Daniel Morris at (202) 551-3314. If you need further assistance, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile (713) 236-0822
        Ms. Jennifer De la Rosa, Esq.
        Akin Gump Strauss Hauer & Feld LLP
        Telephone: (713) 220-5800